Filed by Cleveland-Cliffs Inc

Commission File No. 1-8944

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Alpha Natural Resources, Inc.

Commission File No. 1-32423

Joseph A. Carrabba President, Chairman and Chief Executive Officer 216.694.5540 DIRECT 216.214.6842 FAX jacarrabba@cleveland-cliffs.com
August 26, 2008

Fellow Cliffs Employee:

I wanted to take a moment to address the latest developments around our pending merger with Alpha Natural Resources.

As you may know, our largest shareholder, Harbinger Capital Partners, has indicated its belief that the deal would not be in the best interest of shareholders. Suffice it to say, our Board of Directors and management team disagree and believe the acquisition of Alpha, like our previous acquisitions of PinnOak Resources and Portman Limited, will continue to build long-term value.

On Thursday, August 14, 2008, Harbinger made a regulatory filing requesting the right to increase its ownership to over 20%, but less than 33 1/3%, of Cliffs’ common shares. This obligates us to hold a special shareholders meeting and vote asking the Company’s shareholders to approve or reject Harbinger’s request. Under Ohio law, absent such approval by the shareholders, no one person or group can acquire more than a 20% position in a publicly-held Ohio corporation.

On Friday, August 22, 2008, we made a public announcement indicating the date of this special meeting and filed a proxy statement with the Securities and Exchange Commission that includes reasons why our Board of Directors is recommending shareholders vote AGAINST the authorization.

Since Harbinger’s filing, many shareholders (other than Harbinger) have reiterated their mainly positive feedback on our growth strategy, as well as their intention to vote AGAINST Harbinger’s request.

I can appreciate the amount of distraction this latest development may cause in your day-to-day work. Nevertheless, I ask that we all remain focused on our respective responsibilities and execution of our day-to-day tasks. If you receive external inquiries on this or any matter related to the Alpha transaction, I ask you refer them to Steve Baisden, Director, Investor Relations and Corporate Communications.

Sincerely,

Joe Carrabba

President, Chairman and CEO

Cleveland-Cliffs Inc

Cleveland-Cliffs Inc 1100 Superior Avenue East Suite 1500 Cleveland, Ohio 44114-2544 216.694.5700 PH 216.694.4880 Fax

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

A number of the matters discussed in this document are not historical or current facts and deal with potential future circumstances and developments. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the new company in connection with consummation of the merger; the failure to obtain approval of the merger by the stockholders of Cleveland-Cliffs and Alpha and the failure to satisfy various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Cleveland-Cliffs’ and Alpha’s respective reports filed with the SEC, including the joint proxy statement/prospectus filed with the SEC on August 12, 2008, and each company’s annual report on Form 10-K for the year ended December 31, 2007. This document speaks only as of its date, and Cleveland-Cliffs disclaims any duty to update the information herein.

Additional Information and Where to Find It

In connection with the proposed transaction with Alpha, a registration statement on Form S-4 has been filed with the SEC. CLEVELAND-CLIFFS AND ALPHA SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. In connection with the proposed control share acquisition, Cleveland-Cliffs has filed a preliminary proxy statement with the SEC. SHAREHOLDERS OF CLEVELAND-CLIFFS ARE ENCOURAGED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED CONTROL SHARE ACQUISITION. The final joint proxy statement/prospectus will be mailed to shareholders of Cleveland-Cliffs and stockholders of Alpha. The final proxy statement regarding the control share acquisition will be mailed to shareholders of Cleveland-Cliffs. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Cleveland-Cliffs Inc, Investor Relations, 1100 Superior Avenue, Cleveland, Ohio 44114-2544, or call (216) 694-5700, or from Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, attention: Investor Relations, or call (276) 619-4410.

Participants in Solicitation

Cleveland-Cliffs and Alpha and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning Cleveland-Cliffs’ participants is set forth in the proxy statement dated March 26, 2008, for Cleveland-Cliffs’ 2008 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Alpha’s participants is set forth in the proxy statement, dated April 2, 2008, for Alpha’s 2008 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Cleveland-Cliffs and Alpha in the solicitation of proxies in respect of the proposed merger and the control share acquisition are included in the registration statement and joint proxy statement/prospectus, the preliminary proxy statement and other relevant materials to be filed with the SEC when they become available.